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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	February 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: February 4, 2004
	By:	/s/ DAVID GAROFALO David Garofalo Vice President, Finance & Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	David Garofalo, V.P. Finance & CFO Agnico-Eagle Mines Limited (416) 947-1212

AGNICO-EAGLE REPORTS FATALITY AT LARONDE MINE

Toronto (February 4, 2004) — Agnico-Eagle Mines Limited regrets to report that a contract miner was killed as a result of an explosion at the Company's LaRonde Mine in northwestern Québec. The explosion occurred at approximately 10:40 p.m. Tuesday, February 3, 2004 in the course of loading a work area with explosives. The deceased was an employee of an underground drilling and cabling contractor. The Company wishes to extend its sincere condolences to the family and colleagues of the deceased.

Underground mine production has temporarily been scaled back to 5,000 tons per day pending an inspection by local authorities. The Company believes full underground mining operations will resume shortly. Mill operations continue at full budgeted capacity.

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SIGNATURE
AGNICO-EAGLE REPORTS FATALITY AT LARONDE MINE